SYLIOS CORP

501 First Avenue N., Suite 901

St. Petersburg, FL 33701

Ph: (727) 482-1505 e-mail: info@sylios.com

May 15, 2019

United States

Securities and Exchange Commission

Division of Corporate Finance

Office of Natural Resources

Washington, DC 20549

Re:	Sylios Corp
Registration Statement on Form S-1
Filed April 11, 2019
File No. 333-230824

To Whom It May Concern:

On behalf of the Company, this letter sets forth the responses of the Company to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated May 7, 2019 (the “Comment Letter”) regarding the Staff’s review of the Company’s Registration Statement on Form S-1 submitted April 11, 2019 (File No. 333-230824) (the “Filing”). The Company’s responses set forth below correspond to the comments as numbered in the Comment Letter.

Registration Statement on Form S-1 filed April 11, 2019

Cover Page

1.	We note you disclose that your common stock is quoted on the OTC Pink Sheets. Please revise here, and make corresponding changes elsewhere in the prospectus, to disclose a fixed price at which shares will be sold until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions. Refer to Item 501(b)(3) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has updated the Cover page to include the following:

Our Common Stock is subject to quotation on OTC Pink Market under the symbol “UNGS.” On April 10, 2019, the last reported sales price for our Common Stock was $0.044 per share. We urge prospective purchasers of our Common Stock to obtain current information about the market prices of our Common Stock. The shares of our Common Stock may be offered and sold by the Selling Shareholders at a fixed price of $0.044 per share until our Common Stock is quoted on the OTC Bulletin Board, OTCQX or OTCQB, and thereafter at prevailing market prices or privately negotiated prices or in transactions that are not in the public market. Notwithstanding our belief that upon the effective date of this registration statement our Common Stock will qualify for quotation on the OTCQB and we intend to pursue application for admission to the OTCQB, we cannot assure you that our Common Stock will, in fact, be quoted on the OTCQB tier.

In addition, we have made similar disclosure in response to Comment 1 under: (i) The Offering-Terms of the Offering; (ii) The Risk Factor-The Company’s shares of common stock are quoted on the OTC Pink Sheet market, which limits the liquidity and price of the Company’s common stock; and (iii) Plan of Distribution.

Securities and Exchange Commission

May 15, 2019

Description of Business, page 4

2.	Please quantify your current equity investment in each of The Greater Cannabis Company, Inc. and AMDAQ Corp. In this regard, we note that the Notes F and P to your Consolidated Statements indicate that you reduced your 19.9% interest in The Greater Cannabis Company on January 9, 2019 by transferring 4,750,000 of your 5,378,476 shares and that you have a 9.1% investment in AMDAQ Corp. In addition, we note you disclose on page 53 that you intend to identify additional direct investments in private companies within the cannabis and blockchain sectors. Please provide us with analysis as to whether you are or will be an investment company under the Investment Company Act of 1940.

Response: In response to the Staff’s comments, the Company has updated its equity investment under its “Description of Business” for both AMDAQ Corp and The Greater Cannabis Company, Inc.

AMDAQ Corp:

AMDAQ Corp (“AMDAQ”) (formerly E 2 Investments, LLC) was a wholly owned subsidiary of the Company until October 2, 2017, payment date for the spin-off. At December 31, 2018, the Company held 2,956,650 shares of common stock of AMDAQ. As of the date of this filing, the Company holds 2,956,650 shares of common stock of AMDAQ.

The Greater Cannabis Company, Inc.:

The Greater Cannabis Company, Inc. (“GCC”) was a wholly owned subsidiary of the Company until March 10, 2017, payment date for the spin-off. At December 31, 2018, the Company held 5,378,476 shares of common stock of GCAN. On January 9, 2019, the Company transferred a total of 4,750,000 shares of GCAN common stock to the Company’s President and a Company consultant to satisfy certain liabilities. As of the date of this filing, the Company holds 628,476 shares of common stock of The Greater Cannabis Company, Inc.

Analysis as to whether the Company will be an investment company under the Investment Company Act of 1940:

The Company does not hold itself out as being, and is not actually, engaged primarily in the business of investing, reinvesting, or trading in securities. The Company, through its wholly-owned subsidiaries US Natural Gas Corp KY, US Natural Gas Corp WV and E 3 Petroleum Corp is primarily engaged in the acquisition of royalty and working interest participations in producing natural gas and oil wells, exploration and production of crude and site-specific land development.

Section 3(a)(1)(A) of the Investment Company Act of 1940, as amended (the “Investment Company Act”) defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis. Excluded from the term “investment securities,” among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

Section 2(a)(24) of the Investment Company Act defines majority-owned subsidiary as a company in which a person owns 50% or more of the outstanding voting securities. Section 2(a)(42) defines voting security as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. The Company is organized as a holding company and intends to conduct its businesses primarily through wholly owned or majority-owned subsidiaries, including its operating partnership, of which it is the sole general partner and the only limited partner with voting rights, including the power to remove the general partner. The Company intends to manage its and its subsidiaries’ operations so that the value of its investments in majority-owned subsidiaries (as defined by Section 2(a)(24) of the Investment Company Act) that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act comprises at least 60% of the Company’s total assets (excluding U.S. Government securities and cash items) on an unconsolidated basis.

In addition, the Company believes it will not be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because it will not engage primarily or hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through its wholly owned and majority-owned subsidiaries, the Company will be primarily engaged in the non-investment company businesses of these subsidiaries.

3.	Please revise your disclosure here and elsewhere to clarify your current business activities and how you intend to generate revenue from your current and any anticipated business activities. For example, your disclosure here indicates that all of your assets consist of US Natural Gas Corp KY’s royalty interests in wells classified as shut-in, but your disclosure on page 10 states that you produce oil sold to Sunoco, Inc. or Barrett Oil Purchasing, Inc. Please also clarify whether you have any natural gas assets or operations following the sale of your assets to Bayport International Holdings, Inc. on July 31, 2014 and how E3 Petroleum Corp acts as a “bonding entity.”

Response: In response to the Staff’s comments, the Company has revised its disclosure and furthered its “Description of Business” beginning on page 4 to clarify our current business activities and further explains how the Company intends on generating revenue. In addition, the Company has stated that it holds no ownership or interests in its US Natural Gas Corp WV subsidiary and expanded on E 3 Petroleum Corp’s role as a bonding entity.

4.	To the extent you are not engaged or are engaged to only a limited extent in a particular line of business, please eliminate any misleading inference to such business and operations. In this regard, we note you disclose that your operations are currently divided amongst your three wholly-owned subsidiaries that focus on oil and gas activities, but you include substantial disclosure regarding the two entities you spun-off during the fiscal year ended 2017, including that the $500,000 in capital you will need to fund your operations through December 31, 2019 will be used primarily to assist AMDAQ in its business plan to go public.

Response: In response to the Staff’s comments, the Company has revised its Business Description and “General Business Risks” to better define the Company’s operations, proposed operations and use of proceeds for calendar 2019.

We anticipate the need to raise approximately $500,000 in capital to fund our operations through December 31, 2019. We expect to use these cash proceeds, primarily for the development of the Company’s proposed storage facility in Macon, GA, to assist AMDAQ Corp in the further development of its business plan including legal and accounting expenses aimed at its “going public” event, to find a suitable acquisition/joint venture target for our US Natural Gas Corp KY subsidiary, for the acquisition of additional royalty interests in oil and natural gas wells and to remain in full legal and accounting compliance with the SEC. We cannot guarantee that we will be able to raise these required funds or generate sufficient revenue to remain operational.

Securities and Exchange Commission

May 15, 2019

Selling Shareholders, page 37

5.	Please identify the natural person or persons with direct or indirect voting or investment power over the shares being registered for resale by Armada Investment Fund, LLC, Darling Capital, LLC and the Valvasone Trust. See Item 507 of Regulation S-K. For additional guidance, refer to Question 140.02 of Regulation S-K Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comments, the Company has updated its “Selling Shareholders” table (footnotes) to reflect the principal of Darling Capital, LLC, Valvasone Trust, Armada Investment Fund, LLC and any other entities.

Description of Securities, page 42

6.	Please discuss the disparate rights that certain of your preferred shareholders have as compared to common shareholders. We note that Mr. Anderson owns all 100 shares of your Series D Preferred Stock and Note L to your Consolidated Financial Statements states that the total aggregate issued shares of Series D Preferred Stock shall have voting rights equal to four times the sum of (i) the total number of shares of common stock issued and outstanding, plus (ii) the total number of shares of Series A, Series B and Series C Preferred Stock. Please include a related risk factor discussing the influence that Mr. Anderson may have and any related conflicts of interest.

Response: In response to the Staff’s comments, the Company has discussed the disparate rights that the holders of our preferred stockholders have over the holders of our common stock. In addition, the Company has revised its Risk Factor on page 36 to discuss the influence Mr. Anderson shall have over any matter brought before shareholders for a vote by holding all issued and outstanding shares of the Company’s Series D Preferred Stock.

Risk Factor

Our shareholders are not entitled to cumulative voting rights. Consequently, the election of directors and all other matters requiring shareholder approval will be decided by majority vote. The directors, officers and affiliates of Sylios Corp beneficially own approximately 25% of our outstanding common stock either through direct ownership or through another class of capital stock that may be convertible into shares of our common stock. Due to such significant ownership position held by our insiders, new investors may not be able to effect a change in our business or management, and therefore, shareholders would have no recourse as a result of decisions made by management. Our President owns all issued and outstanding shares of the Company’s Series D Preferred Stock, which has voting rights equal to four times the sum of: i) the total number of shares of Common Stock which are issued and outstanding at the time of voting, plus ii) the total number of shares of Series A, plus Series B, plus Series C Preferred Stocks which are issued and outstanding at the time of voting. As such, our President has considerable control over the outcome of any matter brought before shareholders for a vote.

Management’s Discussion and Analysis of Financial Condition and Results of Operation Results of Operations, page 57

7.	Please describe the specific nature of the consulting fees that generated $3,000 in revenue for your fiscal year ended December 31, 2018.

Response: In response to the Staff’s comments, the Company has expanded on the description of the revenue it generated by consulting.

Securities and Exchange Commission

May 15, 2019

Liquidity and Capital Resources, page 58

8.	Please describe the terms of your principal indebtedness including the maturity and interest rate of your outstanding promissory notes. In this regard, we note that Exhibits 10.17 and 10.18 indicate that on June 8, 2018, you entered into two renewal notes with SLMI Energy Holdings, LLC in the amount of $790,000 and $120,000, respectively.

Response: In response to the Staff’s comments, the Company has revised its disclosure under “Liquidity and Capital Resources” to include information pertaining to the Company’s indebtedness with third parties and related parties.

Directors, Executive Officers, Promotors, and Control Persons, page 60

9.	Please ensure that you disclose all of Mr. Anderson’s business experience during the past five years. In this regard, we note that Mr. Anderson has served as the principal executive officer, principal financial officer and chairman for The Greater Cannabis Company, Inc. and serves as a director. We also note that Mr. Anderson is AMDAQ Corp’s president and chairman. See Item 401(e) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has updated Mr. Anderson’s business experience for the past five years. Mr. Anderson no longer serves as a director of The Greater Cannabis Company, Inc.

Certain Relationships and Related Transactions, page 62

10.	Please disclose all transactions in which the amount involved exceeds 1% of the average of your total assets at fiscal year-end for the last two completed fiscal years as required by Item 404(d)(1) of Regulation S-K. For example, we note that you issued a secured promissory note dated October 6, 2018 to your chief executive officer and an unsecured promissory note dated September 15, 2017 to Around the Clock Partners LP, an entity controlled by your chief executive officer.

Response: In response to the Staff’s comments, the Company has revised its disclosure under “Certain Relationships and Related Transactions” to include all transactions completed within the last two fiscal years whereby the amount involved exceeded 1% of the Company’s net assets.

Report of Independent Registered Public Accounting Firm, page F-1

11.	Please obtain and file a revised audit report from your independent accountant that complies with PCAOB Auditing Standard 3101.

Response: In response to the Staff’s comments, the Company has filed a revised audit report that complies with PCAOB Auditing Standard 3101.

Securities and Exchange Commission

May 15, 2019

General

12.	Your registration statement fee table and prospectus cover page indicate that 4,387,500 shares of the common stock you are registering are issued and outstanding and held by the selling shareholders whereas your Selling Shareholders disclosure indicates that 3,000,000 of such shares are issuable upon conversion of the convertible notes sold to Armada Investment Fund, LLC and 750,000 of such shares are issuable upon conversions of your Series D Preferred Stock. Please advise or revise. In addition, please have counsel revise its legal opinion to opine that the shares of common stock that are currently issued and outstanding and are being offered by the selling stockholders “are,” and not “will be,” legally issued, fully paid, and non-assessable. Refer to Section II.B.2.h of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comments, the Company has revised the language in its “Registration Statement fee table” and on the Prospectus “cover page” to better explain the shares that are being registered. We have defined the shares as those that have been previously issued versus those to be issued in the future.

The Company’s counsel has revised its opinion to state that the shares of common stock that are currently issued and outstanding and are being offered by the selling stockholders “are,” legally issued, fully paid, and non-assessable.

13.	We note you disclose that you are an emerging growth company. However, it does not appear that you qualify as an emerging growth company, as defined in Section 101(d) of the Jumpstart Our Business Startups Act, because it appears that the first sale of your common equity securities pursuant to an effective registration statement occurred before December 8, 2011. Please revise your registration statement accordingly, or provide us with your analysis as to why you believe you qualify as an emerging growth company. Refer to Questions 2 and 24 of the Generally Applicable Questions on Title I of the Jumpstart Our Business Startups Act.

Response: In response to the Staff’s comments, the Company has removed any disclosure within the Registration Statement that is an emerging growth company.

The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact me at (727) 482-1505.

Sincerely,

/s/ Jimmy Wayne Anderson
Jimmy Wayne Anderson
President and Chairman

Cc: John E. Lux, Esq.